John D. Ballard
Chief Financial Officer
Worldwide Energy and Manufacturing USA, Inc.
408 N. Canal Street, Unit A & B
South San Francisco, CA 94080
Phone: 650-794-9888 x224

Fax: 650-794-9878
email: johnb@wwmusa.com

August 31, 2009

Bret Johnson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

Re:

Worldwide Energy and Manufacturing USA, Inc.

Item 4.02 8-K filed on August 19, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2008

For 10-Q/A for the Period Ended March 31, 2009

Filed August 19, 2009

File No. 000-31761

Dear Mr. Johnson:

On behalf of Worldwide Energy and Manufacturing USA, Inc., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated August 21, 2009.

FORM 8-K FILED ON AUGUST 19, 2009

1.  Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K.  You should file your amendment as a Form 8-K/A with the item 4.02 designation.  Please amend your report to include disclosure of the following information.

•

Provide a brief description of the facts underlying your conclusion that the financial statements cannot be relied upon, including the specific nature of the error(s) and the circumstances that led to the restatements.

•

Provide a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountants the matters disclosed in the filing pursuant to this Item 4.02(a).

1.  Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

On August 10, 2009, the management of Worldwide Energy and Manufacturing USA, Inc. concluded that its financial statements for the three month period ended March 31, 2009, and the year ended December 31, 2008, which did not properly account for certain items for these two periods, and, as a result, cannot be relied upon.  The restatement was the result of the disposal of our subsidiary, Chengde, in regards to reclassifications where prepaid and other assets was reduced since this asset should have been classified as an intangible asset. Further, accounts payable increase to reflect the purchase of this asset. In turn, retained earnings and the corresponding income statements items, loss on disposal, expense and income accounts were all affected as a result of these changes.  These changes resulted in the decline of net income of $457,612 to $1,001,648 rather than previously reported net income of $1,459,260 and, as a result, the accompanying financial statements have been restated for year ending December 31, 2008. In addition, for the three months ended March 31, 2009 the reclassification resulted in the decline of net income of $7,565 to $435,589 rather than previously reported net income of $443,154 for period ending March 31, 2009.

Item 4.02(a) Discussion with independent accountants regarding the matters disclosed in the filing.

The Company has discussed the matters in this report with its independent accountants.

FORM 10-K/A AND FORM 10-Q/A FILED ON AUGUST 19, 2009

2.  Please further amend your Form 10-K/A for the fiscal year ended December 31, 2008, and Form 10-Q/A for the period ended March 31, 2009, as applicable, to provide the following disclosures.

•

Provide a reissued (dual-dated) audit report including the explanatory paragraph referencing the restatements.

•

Include a description of the nature of the error(s) and the facts and circumstances which resulted in the restatements within the explanatory note on page 2 and in the financial statement footnoted labeled "Restatement."

•

Fully update all affected portions of the document, including MD&A, selected financial data, financial statements and notes labeling the applicable financial information as "restated."

2.  We have provided a reissued (dual-dated) audit report including the explanatory paragraph referencing the restatements.

We have included a description of the nature of the error(s) and the facts and circumstances which resulted in the restatements within the explanatory note on page 2 and in the financial statement footnoted labeled "Restatement."

We have fully updated all affected portions of the document.  See below:

RESTATED - MANAGEMENT'S DISCUSSION AND ANALYSIS FO FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

As of December 31, 2008, the current assets of Worldwide were $14,660,221 compared to current assets as of December 31, 2007 of $8,210,711. This represents an increase of $6,449,510 or approximately 78.5%. The increase in current assets was primarily the result of an increase in cash, accounts receivable, and inventory. The Company’s cash increased by $2,980,651 largely as a result of the Company’s sales in June 2008 of 1,055,103 shares of its common stock. As well, the Company had additional subscriptions for the sale of an aggregate of $252,027, or 56,007 shares of common stock. In addition, accounts receivable increased by 1,515,482 or 31.6% as a result of the Company’s sales growth. Accounts receivable were $4,790,506 for the year ending December 31, 2008 compared to $3,275,024 for the year ending December 31, 2007. The last major factor contributing to the increase in current assets was the increase in inventory of $1,421,617. Inventory was $3,754,765 for the year ending December 31, 2008 compared to $2,333,148 for the year ending December 31, 2007. Inventory increased as a result of the establishment in December of 2008 of the Ningbo Solar factory and the acquisition of Detron in October of 2008.

Current liabilities at December 31, 2008 totaled $7,125,493 compared with $4,447,946 at December 31, 2007. This represents an increase of $2,677,547 or 60.20%.  The increase in current liabilities was due to an increase in accounts payable of $946,936 or 38.6% as the result of the Company’s growth. Accounts payables were $3,400,253 in December of 2008 compared to accounts payable of $2,453,317 in December of 2007. The other major contributor to the increase in current liabilities was liabilities due to our recent acquisition of Detron in October of 2008, which amounted to $1,243,024.

Total assets were $ 19,133,009 for the year ended December 31, 2008 compared to $8,762,841 for the year ended December 31, 2007. The increase of $10,370,168 or approximately 118.3% was the result of the following factors: (1) sale of unregistered securities for $4,597,587; (2) the acquisition of Detron, and the establishment of the new solar factory in Ningbo, China.  This resulted in increases in property plant and equipment of $808,045. (3) Property, Plant and equipment totaled $1,353,539 in year ending December 31, 2008 compared to $545,494 in December of 2007; (4) increase in inventory and accounts receivable due to the Company’s growth in 2008, and (5) the purchase of the AmeriSolar brand name and technology.

Results of Operations

Net sales for the year ending December 31, 2008 were $45,913,957 compared to $12,132,710 for the year ending December 31, 2007, an increase of $33,781,247 or approximately 278.4%.  The primary reason for the increase was due to our energy division which started in February 2008 and generating sales of $30,999,962. Additionally, the acquisition of Detron generated sales of $1,720,965 for the Company in the fourth quarter.

For the year ending December 31, 2008, gross profits were $6,167,671 (13.4%) compared to $3,782,089 in 2007 (31% of sales). The decline of gross profits as a percentage of sales (17.6 percentage points) occurred because the Company utilized more sub-contractors for the production of our solar modules, along with softness in the price of solar modules. It is expected that gross margins will improve as the Company continues its transition of becoming a direct manufacturer for its solar module products as the newly established factory becomes operational. As well, the outlook for solar modules margins will improve as the raw material necessary for the production of modules are expected to decline.

Cost of goods sold for the year ending December 31, 2008 was $39,746,286 compared to $8,350,621 for the year ending December 31, 2007. The increase of $31,395,665 or 376% was the result of greater sales and lower margins in the solar module industry.

Net profit for the year ending December 31, 2008 was $1,001,648 compared to $575,674 for the year ending December 31, 2007. The increase of $425,974 or 74.0% was the result of higher sales from our solar division. Net profit from this division was approximately 3%.  It is expected that gross margins will improve as the Company continues its transition to becoming a direct manufacturer for its solar module products as the newly established factory becomes operational. Further, the outlook for solar modules margins looks to improve as raw material necessary for production of modules are expected to decline.

General and administrative expenses for the year ending December 31, 2008 were $3,832,363 (8.3% of sales) compared to $2,769,847 (22.8% of sales) for the year ending December 31, 2007. The increase of $ 1,004,900, or 35.5%, was the result of increased staff and expenses associated with providing an appropriate infrastructure to support our growth and future growth. Further, the costs associated with being public increased over the last year.

Liquidity

The following is a summary of Worldwide’s cash flows from operating, investing, and financing activities during the periods indicated:

	Year ended December 31,
	2008	2007

Operating activities	$2,682,044	$252,456
Investing activities	$(2,811,318)	$(791,302)
Financing activities	$3,169,596	$1,133,674
Net effect on cash	$2,980,651	$672,024

The Company funded its growth largely from its proceeds of $4,747,970 from the sale on June 23, 2008 of 1,055,103 shares of its common stock. As well, the Company had additional subscriptions for the sale of an aggregate of $252,027 or 56,007 shares of common stock.  This was used to help fund these new acquisitions and to provide additional working capital for the Company. The Company netted $4,608,036 from the sales of these securities.

In 2008 our credit line was increased by approximately $775,000 from a line of credit in the amount of $2.25 million with Golden Gate Bank to $3.025 million, as a result of securing two new credit lines with Bank of the West, one for $1,025,000 and the other for $2,000,000. The credit line with Golden Gate Bank was subsequently cancelled. These revolving lines of credit are secured by the assets of the Company and guaranteed by its officers. At December 31, 2008 and 2007, the balances on the lines of credit with Bank of the West were $921,619 and $1,758,584, respectively. The maturity date of these two credit lines is May 20, 2009 and June 1, 2011, respectively. The balance outstanding as of March 31, 2009 is $1,300,000, and $700,000 is still available for use on the line of credit. Additionally, the second line of credit has a balance of $877,869 as of March 31, 2009, with $147,131 still available for use of equipment and facility purchases.

Further, the increase in net profits of $884,201 or 153.6% over the last year provided the Company with greater liquidity and financial resources. The Company feels that it has sufficient capital to continue to fund its operations.

For 2008, net cash provided by operations was $2,682,044 compared to net cash provided by operations of $252,456 for the year ended December 31, 2007, an increase of $2,429,588. The major factors for this increase in net cash through operations were customer deposits for our solar modules which totaled $960,873, and our accounts receivables, which provided $521,719 due to growth in solar modules. Net cash used in investing was $2,811,318 in 2008, compared to net cash used of $791,302 in 2007. This increase was the result of our acquisition of Detron and the establishment of our new solar module factory. The Company anticipates further expansion in 2009 and will finance this growth through Company profitability as well as outside sources of funding if required. Net cash flows provided by financing activities in 2008 was $3,169,596 compared to $1,133,674 in December 31, 2007. The increase was due to proceeds from the Company’s sales of unregistered securities which provided the Company with net proceeds of $4,608,036, and which helped the Company to expand its operations.

15.

INCOME TAXES

The Company and its subsidiaries are included in a consolidated United States federal and state income tax return. The Company computes its provision for deferred federal income taxes using the liability method in which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities for the Company and each of its subsidiaries, and are measured using the enacted tax rates. Income tax expense for the years ended December 31, 2008 and 2007 consists of the following:

2007	Current	Deferred	Total
Federal	$6,337	$-	$6,337
State	3,134	-	3,134
Foreign	4,893	-	4,893
	$14,364	$-	$14,364

2008	Current (Restated)	Deferred	Total (Restated)
Federal	$161,469	$-	$161,469
State	55,579	-	55,579
Foreign	67,230	-	67,230
	$284,278	$-	$284,278

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

On August 10, 2009, the management of Worldwide Energy and Manufacturing USA, Inc. concluded that its financial statements for the three month period ended March 31, 2009, and the year ended December 31, 2008, which did not properly account for certain items for these two periods, and, as a result, cannot be relied upon.  The restatement was the result of the disposal of our subsidiary, Chengde, in regards to reclassifications where prepaid and other assets was reduced since this asset should have been classified as an intangible asset. Further, accounts payable increase to reflect the purchase of this asset. In turn, retained earnings and the corresponding income statements items, loss on disposal, expense and income accounts were all affected as a result of these changes.  These changes resulted in the decline of net income of $457,612 to $1,001,648 rather than previously reported net income of $1,459,260 and, as a result, the accompanying financial statements have been restated for year ending December 31, 2008. In addition, for the three months ended March 31, 2009 the reclassification resulted in the decline of net income of $7,565 to $435,589 rather than previously reported net income of $443,154 for period ending March 31, 2009.

Item 4.02(a) Discussion with independent accountants regarding the matters disclosed in the filing.

The Company has discussed the matters in this report with its independent accountants.

Results of Operations

Net sales for the three months ending March 31, 2009 were $10,281,867 compared to net sales of $5,404,083 for the same period in 2008. This increase of $4,877,784 or approximately 90.3% was the result of an increase in orders in our energy division and the recent acquisition of Detron. Solar orders for quarter ending March 31, 2009 were $6,412,210 compared to $2,505,977 in the same period in 2008. This represents an increase of $3,906,233 or approximately 155.9%. Additionally, the recent acquisition of Detron resulted in an increase in revenues of approximately $1,087,000. The Company will continue to focus on the expansion of its energy division by the continued development of its newly established solar factory in Ningbo, China as well as the continued quality enhancements of its solar module brand, "Amerisolar".

Gross profit increased by $734,542, or approximately 63.0% from $1,165,050 in the quarter ending March 31, 2008 to $1,899,592 for the three months ending March 31, 2009,  primarily reflecting  solar module sales in the energy division

Cost of goods sold for the three months ended March 31, 2009 was $8,382,275 compared to $4,239,033 for the same period in 2008.  The increase of $4,143,242 or approximately 97.7% was the result of greater revenues in the energy division.

The gross margin was 18.5% for the three months ending March 31, 2009 compared to 21.6% in the same period in 2008. The declined of 3.1% in gross margin was the result of the Company utilizing more sub-contractors for production of our solar modules along with softness in the price of solar modules.   It is expected that gross margins will improve as the Company continues its transition of becoming a direct manufacturer for its solar module products as the newly established factory becomes operational. Further, the outlook for solar modules margins look to improve as raw material necessary for production of modules are expected to decline and margins to increase.

In the period ending March 31, 2009 there was stock based compensation of $32,120 compared to the non-cash deduction of $110,000 for stock based compensation in 2008. Further the Company had depreciation expense of $73,176 in the period ending March 31, 2009 compared to $3,972 in the same period of 2008, due to the greater amount of depreciable assets owned by the Company.

Net income before taxes for the three months ending March 31, 2009 was $499,292 compared to a net income before taxes of $218,923 in the same quarter of 2008. The increase of $280,369 or approximately 128,1% was largely the result of the increased sales of our solar modules. Net income after tax was $435,589 for the three months ending March 31, 2009 compared to a net income after tax of $230,327 in the same quarter of 2008. The increase of $205,262 or approximately 89.1% was also due to the increased sales of our solar modules.

General and administration expenses for the three months ended March 31, 2009, totaled $1,212,968 compared to $701,085 in the same quarter in 2008. The increase of $511,883 or approximately 73.0% was due to the establishment of our solar module factory and recent expenses associated with the acquisition of Detron.

LIQUIDITY

The following is a summary of Worldwide’s cash flows from operating, investing, and financing activities during the periods indicated:

	Three months ended March 31,
	2009	2008

Cash at Beginning of Period	$5,092,476	$2,111,825
Operating activities (used)	$(1,893,621	(1,059,897)
Investing activities(Used)	$(586,913	$(93,237)
Financing activities	$909,082	$1,489,108
Net effect on cash	$(625)	$55,331
Cash at End of Period	$3,520,399	$2,503,130

The Company funded its growth largely from its proceeds of $4,747,970 from the sale on June 23, 2008 of 1,055,103 shares of its common stock, and from additional sale of $252,027 or 56,007 shares of common stock later in 2008.  This was used to help fund these new acquisitions and to provide additional working capital for the Company. The Company netted $4,608,036 from the sales of these securities.

In 2008 our credit line was increased by approximately $775,000 from a line of credit in the amount of $2.25 million with Golden Gate Bank to $3.025 million, as a result of securing two new credit lines with Bank of the West, one for $1,025,000 and the other for $2,000,000. The credit line with Golden Gate Bank was subsequently closed. These revolving lines of credit are secured by the assets of the Company and guaranteed by its officers. The maturity date of these two credit lines is May 20, 2010 and June 1, 2011, respectively. The balance outstanding as of March 31, 2009 is $1,300,000, and $700,000 is still available.

Sincerely yours,

By: /s/ John Ballard

Chief Financial Officer

Worldwide Energy and Manufacturing USA, Inc.